Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated July 15, 2019 to the

Prospectus dated April 29, 2019

Registration No. 333-231098

Pricing Term Sheet

dated as of July 16, 2019

Repligen Corporation

Concurrent Offerings of

$250,000,000 Aggregate Principal Amount of 0.375% Convertible Senior Notes due 2024

(the “Convertible Notes Offering”)

and

1,380,000 Shares of Common Stock, par value $0.01 per Share

(the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and the Common Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated July 15, 2019 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated July 15, 2019 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein. Neither the Convertible Notes Offering nor the Common Stock Offering is contingent on the successful completion of the other offering. The information in this pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, as the case may be. The Issuer has increased the size of the Common Stock Offering to $120,060,000 (or $138,069,000 if the underwriters’ option to purchase additional Notes is exercised in full). Each final prospectus supplement for the Offerings will reflect conforming changes relating to such increase in the size of the Common Stock Offering.

Issuer:	Repligen Corporation, a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	RGEN / The Nasdaq Global Select Market (“Nasdaq”)

Pricing Date:	July 16, 2019

Trade Date:	July 17, 2019

Settlement Date:	July 19, 2019

Total Transaction Size:	$120,060,000 (or $138,069,000 if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock) in gross proceeds from the Common Stock Offering and $250,000,000 (or $287,500,000 if the underwriters of the Convertible Notes Offering exercise in full their option to purchase additional notes) in gross proceeds from the Convertible Notes Offering. Neither the Common Stock Offering nor the Convertible Notes Offering is contingent on the other.

Use of Proceeds:

The Issuer estimates that the net proceeds to the Issuer from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $113.6 million (or approximately $130.7 million if the underwriters exercise their option to purchase additional shares of common stock in full) and that the net proceeds to the Issuer from the Convertible Notes Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $242.0 million (or approximately $278.4 million if the underwriters exercise their option to purchase additional notes in full).

The Issuer intends to use a portion of the net proceeds from the Offerings to exchange, with a limited number of holders in privately negotiated exchanges, approximately $92.0 million aggregate principal amount of its existing 2.125% Convertible Senior Notes due 2021 (the “2016 Notes”) for a combination of cash and shares of the Issuer’s common stock to be completed concurrently with the closing of the Offerings (the “Note Exchanges”). The Issuer expects to pay an aggregate of approximately $92.3 million in cash, which represents the principal amount exchanged and accrued and unpaid interest thereon, and issue an aggregate of approximately 1.85 million shares of the Issuer’s common stock, to settle the Note Exchanges. Contemporaneously with the closing of the Convertible Notes Offering, the Issuer intends to issue a notice of redemption in respect of the remaining approximately $23.0 million principal amount of 2016 Notes, which the Issuer expects would result in the conversion of all or substantially all of the remaining 2016 Notes in accordance with their terms prior to the end of the Issuer’s third quarter of 2019. The Issuer intends to settle any such conversions of the remaining 2016 Notes with cash in an amount equal to the principal amount thereof and shares of the Issuer’s common stock in excess thereof, and intends to use a portion of the net proceeds from the Offerings to satisfy any such cash payments.

The Issuer intends to use the remaining net proceeds from the Offerings for working capital and other general corporate purposes, including to fund possible acquisitions of, or investments in, complementary businesses, products, services and technologies. The Issuer has not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

Common Stock Offering

Shares Offered:	1,380,000 shares of common stock (or 1,587,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares)

Common Stock To be Outstanding Immediately after the Common Stock Offering:	45,453,998 shares (or 45,660,998 shares if the underwriters exercise in full their option to purchase additional shares)

Nasdaq Last Reported Sale Price of Common Stock on July 16, 2019:	$88.44 per share

Public Offering Price:	$87.00 per share of common stock (the “Public Offering Price”)

Underwriting Discount:	$4.35 per share of common stock Approximately $6,003,000 in aggregate (approximately $6,903,450 in aggregate if the underwriters’ option to purchase additional shares is exercised in full)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Stephens Inc. Janney Montgomery Scott LLC

Co-Managers:	Craig-Hallum Capital Group LLC First Analysis Securities Corp.

Convertible Notes Offering

Notes:	0.375% Convertible Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$250,000,000 (or $287,500,000 if the underwriters exercise in full their option to purchase additional notes)

Issue Price:	100% plus accrued interest, if any, from July 19, 2019

Maturity:	July 15, 2024, unless earlier converted or repurchased

Interest Rate:	0.375% per annum, accruing from July 19, 2019

Interest Payment Dates and Record Dates:

Interest will accrue from the Settlement Date or from the most recent date on which interest has been paid or provided for, and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2020, to holders of record at the close of business on the preceding January 1 and July 1, respectively.

Conversion Premium:	Approximately 32.50% above the Public Offering Price in the Common Stock Offering

Initial Conversion Rate:	8.6749 shares of common stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $115.28 per share of common stock

Underwriting Discount:	$30.00 per $1,000 principal amount of Notes $7,500,000 in aggregate (or $8,625,000 in aggregate if the underwriters exercise in full their option to purchase additional notes)

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of common stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$87.00	$95.00	$105.00	$115.275	$130.00	$150.00	$180.00	$220.00	$260.00	$300.00	$350.00
July 19, 2019	2.8193	2.3663	1.8820	1.5034	1.1062	0.7453	0.4249	0.2053	0.0971	0.0421	0.0106
July 15, 2020	2.8193	2.3663	1.8688	1.4713	1.0596	0.6927	0.3764	0.1694	0.0732	0.0276	0.0044
July 15, 2021	2.8193	2.3442	1.8014	1.3866	0.9652	0.6010	0.3021	0.1203	0.0438	0.0119	0.0002
July 15, 2022	2.8193	2.2562	1.6741	1.2390	0.8121	0.4632	0.2016	0.0634	0.0155	0.0011	0.0000
July 15, 2023	2.8193	2.0829	1.4326	0.9688	0.5495	0.2533	0.0773	0.0118	0.0000	0.0000	0.0000
July 15, 2024	2.8193	1.8514	0.8489	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year;

•  If the stock price is greater than $350.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•  If the stock price is less than $87.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 11.4942 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP Number / ISIN:	759916 AB5 / US759916AB50

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Co-Managers:	Stephens Inc. Janney Montgomery Scott LLC Stifel, Nicolaus & Company, Incorporated

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for each of the Offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable, the related base prospectus and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable, for more complete information about the Issuer, the Convertible Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com, from Stephens Inc., Attention: Equity Syndicate Desk, 111 Center Street, Little Rock, AR 72201, or by telephone at (800) 643-9691, or by email at prospectus@stephens.com or from Janney Montgomery Scott, Attention: Equity Syndicate, 60 State Street, 35th Floor, Boston, MA 02109, or by telephone at (617) 557-2971, or by email at prospectus@janney.com. You may also access the Convertible Notes Preliminary Prospectus Supplement and the related base prospectus by clicking on the following link: https://www.sec.gov/Archives/edgar/data/730272/000119312519194004/d777344d424b5.htm, and the Common Stock Preliminary Prospectus Supplement and the related base prospectus by clicking on the following link: https://www.sec.gov/Archives/edgar/data/730272/000119312519193992/d772731d424b5.htm.

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